Senior Management Additions News Item

SYS Contact: Edward M. Lake Chief Financial Officer 858-715-5500 Email: elake@systechnologies.com	Porter, Le Vay & Rose, Inc. Cheryl Schneider, VP - Investor Relations Jeff Myhre, VP - Editorial 212-564-4700 Tom Gibson - Media Relations 201-476-0322

SYS Announces Senior Management Additions
--Appoints New Sales and Marketing and Corporate Controller Executives--

SAN DIEGO, CA - August 18, 2005 - SYS Technologies, (AMEX: SYS), a leading provider of real time information technology solutions to industrial and U.S. government customers, has announced the addition of two key members to its senior management team.

Ben Goodwin assumes the newly created role of Senior Vice President, Sales & Marketing, focusing on developing new products, markets and strategies.  Particular emphasis will be on products in the wireless sensor networks, public safety and decision support business groups.  Mr. Goodwin will help SYS execute its strategic objective of developing a broader base of revenues to include products and also to develop new markets.

Mr. Goodwin has held a variety of executive management positions in his career.  He has served as President and Chief Executive Officer of Aonix, a developer of software product solutions for the aerospace, telecommunications, and transportation industries, Executive Vice President of Sales & Marketing for FinanCenter, a developer of financial decision tools, and Chairman of the Board for Template Graphics Solutions, a provider of 3D graphics tools.  Mr. Goodwin also served as the President and COO of Thomson Software Products and President and Chief Executive Officer, of SofTech Microsystems.

The company and Mr. Goodwin entered into a 90 day restricted stock purchase agreement whereby Mr. Goodwin will purchase a minimum of 200,000 and up to 250,000 shares of restricted stock from the company pursuant to the terms of that agreement which has been separately filed on a Form 8-K as of this same date.

Steve Whitman has joined as Corporate Controller.  Mr. Whitman comes to SYS with a strong background in financial and tax reporting and will assume responsibility for all audit and SEC related activities.  Mr. Whitman was most recently the CFO at Sports Arenas, Inc., an owner and operator of a variety of businesses in the manufacturing, commercial and residential real estate, and leisure industries. Mr. Whitman, a Certified Public Accountant, has ten years of experience in the field of public accounting.

Cliff Cooke, President and CEO of SYS, said, "Ben Goodwin and Steve Whitman bring critical skills to our executive management team.  Mr. Goodwin's product development background and sales and marketing expertise will be invaluable to the company as we continue to execute our strategic growth plan to increase our products revenue in our business portfolio, while Mr. Whitman's background will provide us with the extra resources we need to continue the efficient operation of our day-to-day business while continuing to pursue our aggressive growth plans."

About SYS Technologies

SYS Technologies (AMEX: SYS),  is a leading provider of information and communications systems for the Department of Defense, Homeland Security, and industrial markets.   SYS Technologies' expertise is in real time sensor capture, communications, applications development, integration and data visualization.

For the Department of Defense (DoD), the company provides command and control systems to operational commanders. For the U.S. Department of Homeland Security and various state agencies,it provides real-time safety and security products and services, including sensor networking products and end-to-end solutions. For large industrial customers in the telecommunications, utilities, construction, chemical, and biomedical industries, its products and services are used to intelligently and profitably manage remote assets.

SYS is headquartered in San Diego at 5050 Murphy Canyon Road, San Diego, California 92123 and has principal offices in California, Virginia and Washington, DC. For additional information, visit the SYS Technologies web site at http://www.systechnologies.com.

Notice Regarding Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements other than statements of historical fact included in this press release regarding the Company's strategies, plans, objectives, expectations, and future operating results are forward-looking statements.  Although SYS believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct.  Actual results could differ materially based upon a number of factors including, but not limited to, the state of economy, competition, unanticipated business opportunities, availability of financing, market acceptance, government regulation, dependence on key personnel, limited public markets  and liquidity, shares eligible for future sale, continuation and renewal of contracts and other risks that may apply to the Company, including risks that are disclosed in the Company's Securities and Exchange Commission filings, including its report on Form 10QSB filed on May 9, 2005 and Form SB-2 filed on June 23, 2005.

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